

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 22, 2011

Mr. Zhikang Li
Chief Executive Officer
China Wood, Inc.
c/o Linyi Chan Tseng Wood Co., Ltd.
Daizhuang Industry Zone, Yitang Town
Lanshan District, Linyi City, Shandong
People's Republic of China 276000

> **Re: China Wood, Inc.**
> **Pre-effective Amendment 1 to Registration Statement on Form S-1**
> **Filed February 11, 2011**
> **File No. 333-170880**

Dear Mr. Li:

We have reviewed the above-captioned filing and have the following comments.

<u>General</u>

1. Please monitor your requirement to provide updated financial information. Refer to Rule 8-08 of Regulation S-X. Also, as you have affected a name change as of November 16, 2010, please label your interim financial statement headers with the new name of the legal acquirer "China Wood" in your next amendment.

2. Please provide a currently dated auditors' consent with your next amendment.

<u>The Offering, page 2; Determination of Offering Price, page 13</u>

3. Please disclose in this section that the selling stockholders will sell the common stock being registered at a fixed price of $4.00 per share until the shares are quoted on the OTC Bulletin Board or other specified market and after that at prevailing market prices or privately negotiated prices.

Results of Operations for the Year Ended March 31, 2010 as compared to the Year Ended March 31, 2009

Administrative and Other Operating Costs, page 37

4. We note your response to comment 21 in our letter dated December 21, 2010. Your amended document continues to reflect in note 2 on page 38, a reason for the increase in electricity and water as being production related rather than a general price increase and more usage related to increased staff. Please modify your explanation for the increase in these line items.

Interim Financial Statements

Note 1- Organization and Principal Activities, page Q-7

5. We note you have characterized Chine Victory as the "legal acquirer" in the second paragraph of your disclosure. It appears from your related disclosures that Chine Victory was the "legal acquire." Please modify your disclosure accordingly.

6. Please expand your disclosure to specifically state, if true, that the financial statements are a continuation of the accounting acquirer (Chine Victory) and also describe how you have adjusted the legal capital of Chine Victory to reflect the legal capital of the accounting acquiree (Timberjack). Please refer to ASC 805-40-45-1 for guidance.

Note 14 – Income Taxes, page Q-19

7. We note your response to comment 30 in our letter dated December 21, 2010. Please address the income tax expense recognition and disclosure matter in your next interim financial statement update for the nine months ended December 31, 2010**.**

Audited Financial Statements

General

8. We note your response to comment 33 in our letter dated December 21, 2010. It remains unclear why you have not presented "parent only" financial statement information as part of your filing. We are aware of significant restrictions associated with asset transfers, including restrictions on the ability to transfer currencies out of China. Please refer to Rule 5-04 of Regulation S-X and provide parent only financial information with your next amendment.

Part II – Information Not Required in Prospectus

Exhibit 5.1

9. Notwithstanding the representation in response to comment 40 in our letter dated December 21, 2010 that you removed any reference to counsel being listed in "Interests of Named Expert and Counsel" in the registration statement, the last paragraph of the opinion continues to make reference to that section. Please advise.

You may contact Kevin W. Stertzel, Staff Accountant, at (202) 551-3723 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397 with any other questions.

Very truly yours,

Jay E. Ingram
Legal Branch Chief

cc: By facsimile: (732) 577-1188
        Eric M. Stein, Esq.
        Anslow & Jaclin, LLP
        195 Route 9 South, Suite 204
        Manalapan, NJ 07726